SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

Commission File Number: 0-22286

                       Taro Pharmaceutical Industries Ltd.
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                 (Translation of registrant's name into English)

                   Italy House, Euro Park, Yakum 60972, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|



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           The following is included in this Report on Form 6-K:

          1. English summary of the registrant's filings in Hebrew with the Israeli Registrar of Companies during August 2003.



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
           SUMMARY OF SHARE ISSUANCE REPORTS FILED DURING AUGUST 2003


1.   On May 13, 2003, 25 ordinary shares were issued to Nabil Gurges.

2.   On June 21, 2003, 374 ordinary shares were issued to Glen Hamilton.

3.   On June 25, 2003, 100 ordinary shares were issued to Jennifer Tardella.

4.   On July 1, 2003, 25 ordinary shares were issued to Phuong Dam.

5.   On July 7, 2003, 3,400 ordinary shares were issued to Zahava Rafaloviwcz.

6.   On July 11, 2003, 49 ordinary shares were issued to Gino Cece.

7.   On July 28, 2003, 5,000 ordinary shares were issued to Samuel Rubinstein.

8.   On July 30, 2003, 500 ordinary shares were issued to Roman Kaplan.

9.   On July 30, 2003, 500 ordinary shares were issued to Tzabar Sason.

10.  On July 30, 2003, 550 ordinary shares were issued to Shimon Cherniak.

11.  On August 1, 2003, 2,000 ordinary shares were issued to Teresa Staley.


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
                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Taro Pharmaceutical Industries Ltd.



Date:  September 10, 2003                    By: /s/ Kevin Connelly
                                                --------------------------------
                                                Kevin Connelly
                                                Senior Vice President and Chief
                                                Financial Officer






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